UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
	May 2, 2005

via U.S. mail and fax: 512-479-2553

Mike Ulrich
Vice President and Trust Officer
JPMorgan Chase Bank
700 Lavaca
Austin, Texas  78701

Re:  	Tel Offshore Trust
	Form 10-K filed March 31, 2005
      File No. 0-06920

Dear Mr. Ulrich:

      We have reviewed the above referenced filing and have the following comments. Our review has been limited to the areas discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

	Financial Statements

		Note 9 - Supplemental Reserve Information, page 50

1. Please expand this footnote to include all of the disclosure requirements of FAS 69. Refer to the requirements of paragraphs 7 and 8 of that standard.

2. Expand your disclosures to explain why your reserve information is provided as of October 1, 2004, rather than at December 31, 2004, as is required by FAS 69, paragraph 10.

	Controls and Procedures, page 52

3. We note the limitations included in your evaluation of disclosure controls and procedures. It is not appropriate to conclude that your disclosure controls and procedures are effective while noting certain limitations. Please remove the limiting statements. It may be appropriate to indicate that you place reliance upon the certifications of disclosure controls and procedures from your working interest partners. If this is the case, you must also indicate the accommodations you have made for not having control over the information provided to you from the working interest owners.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      	You may contact Sandy Eisen at 202-942-1805 or, in her absence, April Sifford at 202-942-2983 if you have questions regarding these comments. Please send all correspondence to us at the following ZIP code: 20549-0405.

							Sincerely,


                              H. Roger Schwall

					Assistant Director

cc: 	S. Eisen
	A. Sifford


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Tel Offshore Trust
May 2, 2005
page 3